Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2012	2011	2010	2009	2008**
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$15,356	15,334	17,821	8,349	(7,967)
Distributions less than equity in earnings of affiliates	(596)	(131)	(357)	(691)	(2,259)
Fixed charges, excluding capitalized interest*	1,127	1,160	1,440	1,540	1,126

	$15,887	16,363	18,904	9,198	(9,100)

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$749	972	1,187	1,289	935
Capitalized interest	615	489	471	487	568
Interest portion of rental expense	67	53	52	45	45
Interest expense relating to guaranteed debt of affiliates	-	-	-	-	3

	$1,431	1,514	1,710	1,821	1,551

Ratio of Earnings to Fixed Charges	11.1	10.8	11.1	5.1	(5.9)

*	Includes amortization of capitalized interest totaling approximately $311 million in 2012, $135 million in 2011, $201 million in 2010, $206 million in 2009 and $143 million in 2008.
**	For the year ended December 31, 2008, earnings were deficient by $10,651 million, which was due primarily to two pre-tax, non-cash charges of $25.4 billion related to an impairment of goodwill and $7.4 billion related to the write-down in the carrying value of an equity investment.